Annual Exhibit to Item 77I


Terms of New or Amended Securities


On November 22, 2016, RBC Funds Trust (the "Trust") issued shares of beneficial interest in Class R6 shares of the RBC Emerging Markets Equity Fund, RBC Global Opportunities Fund and RBC International Opportunities Fund. Each share of beneficial interest mentioned in the preceding sentence has the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption that are set forth in the Trust Agreement and Declaration of Trust, as amended.

A description of Class R6 shares of the RBC Emerging Markets Equity Fund, RBC Global Opportunities Fund and RBC International Opportunities Fund is incorporated by reference to Post-Effective Amendment No. 101 to the Registration Statement as filed with the SEC via EDGAR on November 18, 2016. (Accession No. 0000897101-16-003296).